FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	February	2013
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

Document		Page No.
1. 2.	BlackBerry Provides Updates to Developers at BlackBerry Jam Europe Unity Working with BlackBerry to Create Deployment Add-on for BlackBerry 10	4 8

Document 1

February 5, 2013

FOR IMMEDIATE RELEASE

BlackBerry Provides Updates to Developers at BlackBerry Jam Europe

BlackBerry announces updates to SDKs, reward programs, opens BlackBerry World vendor portal for BlackBerry Q10 app submissions

[Amsterdam, Netherlands] –  At its second annual BlackBerry® Jam Europe developer event, BlackBerry® (NASDAQ: BBRY; TSX: BB) today provided updates to the BlackBerry developer community, including updates to the BlackBerry® 10 developer toolkit, new benefits of the reward  programs, and the opening of app submissions in the BlackBerry® World™ storefront vendor portal for the BlackBerry® Q10 smartphone.

BlackBerry Jam Europe, fully booked for the second year, follows closely on the heels of the extremely successful global launch of the BlackBerry Z10 and BlackBerry Q10 smartphones on January 30, which highlighted the support and commitment by developers for the BlackBerry 10 platform with 70,000 apps at launch – more apps than any first-generation mobile platform. In addition, a recent study by Vision Mobile found that 38% of developers identified BlackBerry as their lead platform.

“I have never seen as much excitement and enthusiasm for a platform that compares to what we are seeing with BlackBerry 10. BlackBerry Jam Europe is a great time for us to thank the developer community for their continued loyalty, support and amazing enthusiasm,” said Alec Saunders, Vice President of Ecosystem and Developer Relations. “We want to keep that momentum going and are today announcing updates to the toolkit, our reward and incentive programs, and more. We are listening to our community and are evolving our programs to help them achieve success on BlackBerry 10 and be recognized for their efforts and accomplishments.”

BlackBerry 10.1 SDK

The updated tools for building or tweaking applications for the BlackBerry 10 smartphone, which features a physical QWERTY keyboard, are now available. The tools will allow developers to optimize their apps to run on the smartphone’s 720 x 720 display. The toolkit also contains a new BlackBerry Q10 simulator. Apps built natively for BlackBerry 10 using the Cascades™ framework have built-in functionality that automatically adjusts to various screen specifications. More information on this update is available here: http://devblog.blackberry.com/2013/02/blackberry-q10-sdk-update/

Built for BlackBerry App Program

BlackBerry continues to support its developer community and reward the effort and work for building quality applications through the Built for BlackBerry app program. At BlackBerry Jam Europe, BlackBerry announced updates to the Built for BlackBerry program including a top Built for BlackBerry list on BlackBerry World to increase discoverability and marketability of Built for BlackBerry apps. Eventually, the only apps that will be featured on the BlackBerry World carousel will be Built for BlackBerry apps. For more information see here: https://developer.blackberry.com/builtforblackberry/documentation/overview.html

Limited Edition BlackBerry 10 Smartphones

BlackBerry also announced that 12,000 Limited Edition smartphones are being built exclusively for developers who created apps in time for launch. Developers who had previously qualified to receive a BlackBerry Dev Alpha A or B testing device, and who have an application submitted on BlackBerry World, may apply to swap the testing device unit for the red, limited edition model of the BlackBerry Z10. Details around the terms and conditions can be found here: https://developer.blackberry.com/limitededition/

BlackBerry World Vendor Portal Open for BlackBerry Q10 App Submissions

Developers can now add the BlackBerry Q10 smartphone as a targeted device in the BlackBerry World vendor portal. This will allow developers to have their apps published at the outset, when the BlackBerry Q10 is expected to launch in April this year.

Useful Links

DevZone: http://developer.blackberry.com

DevBlog: http://devblog.blackberry.com

About BlackBerry
A global leader in wireless innovation, BlackBerry® revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Asia Pacific and Latin America. BlackBerry is listed on the NASDAQ Stock Market (NASDAQ: BBRY) and the Toronto Stock Exchange (TSX: BB). For more information, visit www.blackberry.com.

* Vision Mobile 2013 Developer Economics Report (January, 2013).

Media Contact:
Veronica Orzechowski
BlackBerry Media Relations
519-888-7465 x76521
mediarelations@rim.com

Investor Contact:
BlackBerry Investor Relations
+1-519-888-7465
investor_relations@rim.com

###
Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws.  When used herein, words such as "expect", "anticipate", "estimate",  "may",  "will", "should", "intend," "believe", and similar expressions, are intended to identify forward-looking statements.  Forward-looking statements are based on estimates and assumptions made by Research In Motion Limited (BlackBerry) in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that BlackBerry believes are appropriate in the circumstances.  Many factors could cause BlackBerry's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of BlackBerry's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov).  These factors should be considered carefully, and readers should not place undue reliance on BlackBerry's forward-looking statements.  BlackBerry has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

BlackBerry and related trademarks, names and logos are the property of Research In Motion Limited and are registered and/or used in the U.S. and countries around the world. All other marks are the property of their respective owners. BlackBerry is not responsible for any third-party products or services.

Document 2

February 5, 2013

FOR IMMEDIATE RELEASE

Unity Working with BlackBerry to Create Deployment Add-on for BlackBerry 10

San Francisco and Waterloo, ON –  BlackBerry (NASDAQ: BBRY; TSX: BB) and Unity Technologies today announced that they are working together to create a Unity deployment add-on product for BlackBerry® 10 smartphones, empowering Unity’s over 1.5 million strong developer community to publish their games on these powerful platforms. The deployment tools will also be available for BlackBerry PlayBook™ tablets when they run the BlackBerry 10 OS.

BlackBerry 10 will now be one of the premiere mobile platforms supported by the market-leading Unity Engine. The deployment tool is currently in development by Unity Technologies and BlackBerry, and will be released as an add-on option for Unity.

“Unity developers have an extensive catalogue of incredible mobile games, many of which are award-winning. We’re excited to offer Unity developers easy access to the new powerful and rich BlackBerry 10 platform,” said David Helgason, CEO, Unity Technologies. “We’re eager to provide them with another exciting avenue to have their games devoured by an audience hungry for entertainment.”

BlackBerry will also seed the Unity development community with BlackBerry 10 smartphones for testing to provide developers the best possible environment to create amazing games for the new platform. Unity and BlackBerry will hold developer meet up events in Europe and North America and will give qualified developer attendees Unity Pro and BlackBerry 10 smartphones. Details are coming soon, so stay tuned to BlackBerry Developers Blog.

“One of the driving forces for success for a mobile platform is a strong games offering.  BlackBerry customers have already shown their hunger for mobile gaming, with games being one of the strongest categories on the BlackBerry World storefront and continuing to grow in popularity,” said Alec Saunders, Vice President, Developer Relations and Ecosystems at BlackBerry. “We are thrilled to work with Unity and to propel the momentum we are seeing in games on BlackBerry even further. Soon Unity developers will be able to use this deployment tool to quickly and easily offer their games to BlackBerry customers.”

-more-
Availability
A free beta version of the Unity add-on will be made available to a limited number of qualified developers in the spring. Unity is expecting the final release to be available in the summer of 2013.

Developer Resources
BlackBerry Developer Zone
BlackBerry World
BlackBerry Developer Forums
BlackBerry Developer Blog

About BlackBerry
A global leader in wireless innovation, BlackBerry® revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Asia Pacific and Latin America. BlackBerry is listed on the NASDAQ Stock Market (NASDAQ: BBRY) and the Toronto Stock Exchange (TSX: BB). For more information, visit www.blackberry.com.

About Unity Technologies
Unity Technologies is the creator of Unity, an intuitive and flexible development platform used to make wildly creative and intelligently interactive 3D and 2D content. The "author once, deploy everywhere" capability ensures developers can publish to all of the most popular platforms. Unity Technologies boasts a thriving community of 1.5 million registered developers including large publishers, indie studios, students and hobbyists. Unity Technologies aggressively re-invests in its award-winning 3D development tools and democratization initiatives, such as the Asset Store digital content marketplace and Union game distribution service, in order to remain at the forefront of innovation. Unity Technologies is headquartered in San Francisco and has offices in Canada, China, Colombia, Denmark, Finland, Germany, Japan, Korea, Lithuania, Sweden, Ukraine, and the United Kingdom. For more information, visit: http://unity3d.com.

Media Contact:
BlackBerry Media Relations
Victoria Berry
519-888-7465 x73663
vberry@blackberry.com

Unity Technologies
North America
Dan Adams
+1 (415) 852-4354
dan@unity3d.com

Aaron Wessels
aaron@pointblankcomm.com
+1 (415) 378-8090

Europe
Chris Clarke
chrisc@unity3d.com
+44 7590 509278

Investor Contact:
BlackBerry Investor Relations
investor_relations@rim.com
+1-519-888-7465

###

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws.  When used herein, words such as "expect", "anticipate", "estimate",  "may",  "will", "should", "intend," "believe", and similar expressions, are intended to identify forward-looking statements.  Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances.  Many factors could cause RIM's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of RIM's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov).  These factors should be considered carefully, and readers should not place undue reliance on RIM's forward-looking statements.  RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

BlackBerry, RIM, Research In Motion and related trademarks, names and logos are the property of Research In Motion Limited and are registered and/or used in the U.S. and countries around the world. Unity product names are trademarks of Unity Technologies or its subsidiaries or affiliates. All other brands, names and marks are the property of their respective owners. RIM is not responsible for any third party products or services.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	February 6, 2013	By:	/s/Brian Bidulka
(Signature)
Brian Bidulka Chief Financial Officer